SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Moore Wallace North America, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

111 South Wacker Drive

Chicago, IL 60606-4301

REQUIRED INFORMATION

Attached hereto are the Moore Wallace North America, Inc. Savings Plan audited financial statements for the fiscal year ended December 31, 2007 and 2006, and supplemental schedule (assets held at end of year) for the fiscal year ended December 31, 2007. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Moore Wallace North America, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Moore Wallace North America, Inc. Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 20, 2008

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 014)

	2007	2006
ASSETS
Investments, at fair value:
Plan interest in Donnelley Deferred Compensation
Master Trust	$952,840,269	$918,744,488
Participant loans	14,783,827	17,155,174

Total investments	967,624,096	935,899,662

NET ASSETS AVAILABLE FOR BENEFITS	$967,624,096	$935,899,662

The accompanying notes are an integral part of these financial statements.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 014)

	2007	2006
ADDITIONS TO NET ASSETS
Investment Income:
Interest and dividends	$—	$5,983,449
Interest income on participant loans	1,107,569	1,119,292

Total interest and dividends	1,107,569	7,102,741
Net appreciation in fair value of investments	—	59,927,736
Plan interest in net investment income from Donnelley
Deferred Compensation Master Trust	50,613,861	30,075,887

Total investment income	51,721,430	97,107,364

Contributions:
Employer contributions	9,142,752	13,554,398
Participant contributions	39,422,724	38,226,217
Rollover contributions	1,419,520	1,485,264

Total contributions	49,984,996	53,265,879

Total additions	101,706,426	150,372,243

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	77,745,744	157,782,799
Administrative expenses	681,070	498,426

Total deductions	78,426,814	158,281,225

Net increase (decrease) before transfers	23,279,612	(7,908,982)
Net assets transferred from other plans	8,444,822	—

Net increase (decrease) after transfers	31,724,434	(7,908,982)
NET ASSETS, BEGINNING OF YEAR	935,899,662	943,808,644

NET ASSETS, END OF YEAR	$967,624,096	$935,899,662

The accompanying notes are an integral part of these financial statements.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Moore Wallace North America, Inc. Savings Plan (the “Plan”) is provided for general information only. Refer to the summary plan description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “Code”) and it is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by a committee appointed per the terms of the Plan.

Administration

Effective November 1, 2006, the administrative and record keeping services are provided by The 401(k) Company. All of the Plan assets are held in the Donnelley Deferred Compensation Master Trust (“Master Trust”). The assets of the Master Trust are held by Charles Schwab Trust Company (“trustee”). The current custodian is the Bank of New York. Prior to November 1, 2006, the Plan’s administrative and record keeping services were provided by SEI Investments Management Corporation. The trustee was SEI Trust Company. The custodian was SEI Trust Company.

Eligibility

All employees are eligible to become a Plan member (“participant”), unless they are part of a bargaining unit that does not participate in the Plan. There are currently no service or age requirements for participation in the Plan. Employees become eligible to participate in the Plan on the first day of employment with the Company.

Contributions

Subject to certain limitations, the contribution election percentages allowed are from 1%-85% of pay for both before-tax and after-tax, and the total of both elections cannot exceed 85% of pay, subject to Internal Revenue Code limitations. The Company paid match is $.25 for every before-tax dollar contributed, up to 6% of pay, and is paid in cash according to the participant’s current investment elections. In addition, a discretionary match of up to $1.00 for each $1.00 contributed up to 6% of compensation may be approved by the Company’s management. For the Plan years 2007 and 2006, the actual discretionary match payout was $.10 and $.25, respectively. Combined with the basic match of $.25 (for both years), the total match was $.35 and $.50 for 2007 and 2006, respectively.

Contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as before-tax contributions to the Plan, are not taxable to the participants until withdrawn.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 1 – DESCRIPTION OF PLAN (continued)

Participants may also rollover amounts distributed from other qualified defined benefit or defined contribution plans.

Participants of the Plan can change investment and contribution allocations on a daily basis. Employer matching contributions are invested according to the participant’s contribution allocation.

Participants may invest up to 20% of their account balance and up to 20% of their current contributions in the R.R. Donnelley Stock Fund, and may shift their contributions into and out of the R.R. Donnelley Stock Fund at any time.

Participant Loans

Members are permitted to borrow the lesser of 50% of their Deferred Compensation Savings and rollover account balance or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Prior to August 1, 2006, participants were allowed two outstanding loans. Effective August 1, 2006, the Plan was amended to allow only one outstanding loan. Existing loans established prior to August 1, 2006, were grandfathered into the amended plan. The maximum loan period is four and a half years. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2007 and 2006 ranged from a low of 4.00% to a high of 12.00% and from a low of 5.00% to a high of 9.25%, respectively. Effective November 1, 2006, the administrative fee is $100 paid by the participant to The 401(k) Company.

Vesting

Participants are 100% vested with respect to all contributions and earnings of the Plan.

Benefit Payments And Withdrawals

The value of a participant’s account may be distributed on termination of employment or, under certain circumstances, on the participant’s subsequent retirement, disability, death or attainment of age 59-1/2. Payment will be made in a lump-sum cash amount as soon as practical after the valuation date.

Investment Options

During 2006 and through October 31, 2006, the fund options consisted of the following: Income Fund, Bond Fund, Balanced Fund, Large Company Index Fund, Large Company Value Fund, Small & Midsize Company Index Fund, Large Company Growth Fund, Small Company Value Fund, International Equity Fund, IRT Small Company Growth Fund, AIM Energy Fund, AIM Financial Services Fund, AIM Global Healthcare Fund, AIM Leisure Fund, AIM Technology Fund, Donnelley Stock Fund, and three Lifestage Funds.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 1 – DESCRIPTION OF PLAN (continued)

Effective November 1, 2006, the investment options provided under the Plan are as follows:

Auto-Adjusting Retirement Models (ARMs) – are diversified portfolios comprised of the core investment options available in the Plan. The ARMs are designed to offer a simple, life-long investment solution. They are not funds, but are professionally designed investment strategies that use the core investment options within the Plan.

Stable Value Fund – the primary objective of the Stable Value Fund is safety of principal while maintaining appropriate liquidity.

Fixed Income Index Fund – this fund seeks to match the return of the Lehman Brothers Aggregate Bond Index.

Fixed Income Core Plus Fund – this fund seeks maximum total return, investing for both current income (bond coupons and dividends) and capital appreciation (bond price movements), consistent with preservation of capital and prudent investment management.

Large Cap Core Index Fund – this fund seeks investment results that match the performance of the unmanaged Standard & Poor’s 500 Index.

Large Cap Value Fund – this fund seeks to provide long-term returns in excess of the Russell 1000 Value Index.

Large Cap Growth Fund – this fund seeks to provide long-term returns in excess of the Russell 1000 Growth Index, while incurring market like risk.

Small Cap Core Index Fund – the primary objective is to match the risk and return characteristics of the Russell 2000 Index.

Small Cap Value Fund – this fund seeks capital appreciation by investing primarily in small companies with market capitalization of less than $1 billion, which leads to increased volatility. The fund managers target equity of companies that appear undervalued in terms of price-earnings ratios, price-to-book ratios or other such measures.

Small-Mid Cap Growth Fund – the objective of this fund is long-term capital appreciation by owning small and mid capitalization companies with above-average earnings growth potential that are available at reasonable valuations.

International Core Index Fund – the fund’s objective is to approximate the risk and return characteristics of the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) index.

International Equity Core Plus Fund – the objective of this fund is to outperform the MSCI EAFE Index through a core investment style that has risk characteristics similar to that of the MSCI EAFE Index.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 1 – DESCRIPTION OF PLAN (continued)

R.R. Donnelley Stock Fund – consists primarily of R.R. Donnelley common stock.

Self-Directed Brokerage Account – participants can direct some or all of their account balance under the Plan into other mutual funds, stocks, or bonds, invested at the participant’s discretion.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments held in the Master Trust are stated at fair value. Stocks are valued at their quoted market prices; assets held in fixed income securities are stated at fair value as determined by the trustee. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in R.R. Donnelley common stock are valued at the quoted market price as reported on the New York Stock Exchange. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Plan Distributions

Benefit payments are recorded upon distribution. The trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment fund to this account as directed by the Plan administrator.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options including separate accounts, R.R. Donnelley common stock, short-term investments and collective investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change the requirements to apply fair value in existing accounting standards.

SFAS No. 157 was effective and will be adopted by the Plan as of January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact to the Plan.

NOTE 3 – PLAN MERGER

Effective January 1, 2007, the Plan sponsor approved the merger of the Check Printers 401(k) Savings Plan into the Moore Wallace North America, Inc. Savings Plan. The total assets transferred were $8,444,822.

NOTE 4 – INVESTMENT IN DONNELLEY DEFERRED COMPENSATION MASTER TRUST

Effective November 1, 2006, assets of the Plan and the Donnelley Deferred Compensation and Voluntary Savings Plan are held in the Donnelley Deferred Compensation Master Trust (“Master Trust”). Each plan has an undivided interest in the Master Trust. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The amounts relating to the investment contract fair value, and related adjustment, are broken out in the Master Trust detail below.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 4 – INVESTMENT IN DONNELLEY DEFERRED COMPENSATION MASTER TRUST (continued)

At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 44.2% and 50.8%, respectively. Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

The following table presents the assets held by the Master Trust at December 31, 2007 and 2006:

	2007	2006
Investments at fair value:
Separate accounts	$1,369,721,314	$1,141,382,456
Common collective trust fund	655,710,329	543,854,778
R.R. Donnelley & Sons Company common stock	84,274,159	83,353,521
Self-directed brokerage accounts	34,562,517	22,536,860

	2,144,268,319	1,791,127,615

Cash	2,414,870	3,972,360
Contributions and other receivables	10,339,969	17,878,744

Total assets	2,157,023,158	1,812,978,719
Accrued expenses and other liabilities	2,262,950	5,235,035

Net assets at fair value	$2,154,760,208	$1,807,743,684

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,634,228	—

Net assets	$2,156,394,436	$1,807,743,684

The following table reconciles the Master Trust net assets presented above to the Master Trust Form 5500 as filed by the Company:

	2007	2006
Net assets	$2,156,394,436	$1,807,743,684
Less: Participant withdrawals payable	(2,683,447)	—

NET ASSETS PER THE FORM 5500	$2,153,710,989	$1,807,743,684

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 4 – INVESTMENT IN DONNELLEY DEFERRED COMPENSATION MASTER TRUST (continued)

Investment income of the Master Trust for the year ended December 31, 2007, is summarized as follows:

2007
Net appreciation in fair value of investments:

Separate accounts	$51,900,041
Common collective trust fund	37,147,878
R.R. Donnelley & Sons Company common stock	7,405,463
Self-directed brokerage accounts	133,245
Dividends and interest	2,129,873
Other	319,916

Investment income	$99,036,416

Investment income of the Master Trust for the two months November 1, 2006 to December 31, 2006 is summarized as follows:

2006
Net appreciation in fair value of investments:
Common collective trust	$3,496,273
Mutual funds	55,577,098
Interest and dividends	429,000

Investment income	$59,502,371

Prior to the assets being moved to the Master Trust on November 1, 2006, the Plan’s investments, including investments bought or sold, as well as held during the year, appreciated in value by $59,927,736.

2006
Mutual Funds	50,180,264
Short-term and collective investment funds	9,531,428
R.R. Donnelley & Sons company common stock	$216,303
Self-directed brokerage accounts	(259)

$59,927,736

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 5 – GUARANTEED INVESTMENT CONTRACT (GIC)

In 2006, the Master Trust holding the Plan assets entered into benefit-responsive investment contracts via investment in the Galliard Stable Value Fund, a collective investment fund.

The fund primarily invests in traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the fund. Security-backed contracts are considered either “targeted benchmark” (underlying investments are managed to a specific benchmark) or “targeted duration” (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the fund.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis. The fund requires that each investment contract, and subsequently the issuers of each contract, have at least an “A” rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract

•	The duration of the assets underlying the contract

•	The existing difference between the fair value and contract value of the assets within the contract

The GICs provide a fixed-rate of interest over the term to maturity of the contract, and therefore do not experience fluctuating crediting rates.

The yield earned by the fund at both December 31, 2007 and 2006 was 5.24%. This represents the annualized earnings of all investments in the fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the fund at December 31, 2007 or 2006, as applicable.

The yield earned by the fund with an adjustment to reflect the actual interest rate credited to participants in the fund at December 31, 2007 and 2006, was 5.09% and 4.96%, respectively. This represents the annualized earnings credited to participants in the fund divided by the fair value of all investments in the fund at December 31, 2007, or 2006, as applicable.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 5 – GUARANTEED INVESTMENT CONTRACT (GIC) (continued)

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher that the then-current market rates.

Generally, there are not any events that could limit the ability of the Plan to execute transactions at contract value; also, there are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

NOTE 6 – TAX STATUS OF PLAN

The Plan has not obtained a determination letter from the Internal Revenue Service since the Plan was restated effective January 1, 2005. A letter of request for determination was filed on December 28, 2006. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employment Retirement Income Security Act of 1974. In the event of Plan termination, the rights of the participants in their account balances will become non-forfeitable.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2007 AND 2006

NOTE 8 – RELATED PARTY TRANSACTIONS

Prior to November 1, 2006, certain Plan investments were managed by SEI Investments Management Corporation. The Plan also invests in guaranteed investment contracts managed by State Street. At December 31, 2007 and 2006, the Master Trust held 6,428,199 units of common shares of RR Donnelley, the Plan sponsor, with an original cost of $74,805,465 and a market value of $84,274,159 and 3,655,233 units of common shares of RR Donnelley, with an original cost of $36,557,844 and a market value of $38,509,635, respectively.

SEI Investments Management Corporation and an affiliated subsidiary were the record-keeper and trustee for the Plan until October 31, 2006. The 401(k) Company administers the Plan and Bank of New York is the custodian as of November 1, 2006. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA.

NOTE 9 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Plan Form 5500 as filed by the Company:

	2007	2006
Net assets available for Plan benefits per the financial statements	$967,624,096	$935,899,662
Less: Participant withdrawals payable	(1,050,535)	—

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$966,573,561	$935,899,662

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan Form 5500 at December 31, 2007 and 2006:

	2007	2006
Participant withdrawals per the financial statements	$77,745,744	$157,782,799
Add: Amounts allocated to withdrawing participants at December 31, 2007 and 2006, respectively	$1,050,535	—

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$78,796,279	$157,782,799

Amounts allocated to withdrawing participants are recorded on the Plan Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

EMPLOYER IDENTIFICATION NUMBER: 16-0331690, PLAN NUMBER: 014

SHARES/UNITS	DESCRIPTION OF INVESTMENT	COST	CURRENT VALUE
—	Participant Loans- Interest rates range from 4% - 12%	—	$14,783,827

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

By: RR Donnelley Benefits Committee

/s/ Heidi Marnoch
Name:	Heidi Marnoch
Title:	SVP, Compensation & Benefits

Date:	June 23, 2008

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

December 31, 2007

Index to Exhibits

EXHIBIT NUMBER
23	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm